UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 30, 2001

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F     Form 40-F   X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     No   X

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000, a copy of which has been filed with the Securities and Exchange Commission.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars except per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2001	2000	2001	2000

Auction revenues	$35,025	$29,570	$60,470	$56,339

Direct expenses	5,874	5,367	9,752	9,293

	29,151	24,203	50,718	47,046

Expenses:

Depreciation and amortization	2,205	1,988	4,272	3,706

General and administrative	14,316	12,952	28,896	28,039

	16,521	14,940	33,168	31,745

Income from operations	12,630	9,263	17,550	15,301

Other income (expenses):

Interest expense	(1,078)	(910)	(2,032)	(1,656)

Other	215	251	612	585

	(863)	(659)	(1,420)	(1,071)

Income before income taxes	11,767	8,604	16,130	14,230

Income taxes:

Current	3,211	2,306	4,302	4,114

Withholding taxes on intercompany dividend	2,000	—	2,000	—

Future	205	189	415	398

	5,416	2,495	6,717	4,512

Net income	$6,351	$6,109	$9,413	$9,718

Net income per share (in accordance with Canadian and United States GAAP):

Basic	$0.38	$0.36	$0.56	$0.58

Diluted	$0.38	$0.36	$0.56	$0.58

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	June 30,	December 31,
	2001	2000

	unaudited

Assets

Current assets:

Cash and cash equivalents	$130,743	$63,435

Accounts receivable	45,285	10,565

Inventory	1,705	9,175

Advances against auction contracts	35	—

Prepaid expenses and deposits	1,937	1,234

Income taxes recoverable	2,244	911

Capital assets available for sale	4,690	7,305

	186,639	92,625

Capital assets (note 3)	152,099	140,621

Funds committed for debt payment (note 4)	6,964	3,250

Goodwill	29,291	30,116

Future income taxes	1,264	1,741

	$376,257	$268,353

Liabilities and Equity

Current liabilities:

Auction proceeds payable	$126,593	$23,556

Accounts payable and accrued liabilities	20,774	28,846

Short-term debt	2,499	2,057

Current bank term loans (note 4)	7,988	7,309

	157,854	61,768

Bank term loans (note 4)	62,217	57,821

	220,071	119,589

Shareholders’ equity

Share capital (note 5)	69,133	69,132

Additional paid-in capital	4,332	4,332

Retained earnings	90,670	81,257

Foreign currency translation adjustment	(7,949)	(5,957)

	156,186	148,764

	$376,257	$268,353

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statement of Shareholders’ Equity

(Expressed in thousands of United States Dollars)
(unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2000	$69,132	$4,332	$81,257	$(5,957)	$148,764

Net proceeds on stock options exercised	1	—	—	—	1

Net income	—	—	9,413	—	9,413

Foreign currency translation adjustment	—	—	—	(1992)	(1992)

Balance, June 30, 2001	$69,133	$4,332	$90,670	$(7,949)	$156,186

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 1999	$69,130	$4,332	$64,052	$(3,119)	$134,395

Net proceeds on stock options exercised	1	—	—	—	1

Net income	—	—	9,718	—	9,718

Foreign currency translation adjustment	—	—	—	(1,866)	(1,866)

Balance, June 30, 2000	$69,131	$4,332	$73,770	$(4,985)	$142,248

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2001	2000	2001	2000

Cash provided by (used in)

Operating Activities:

Net income	$6,351	$6,109	$9,413	$9,718
Items not involving the use of cash

Depreciation	1,793	1,576	3,448	2,881

Amortization of goodwill	413	412	825	825

Future income taxes	240	189	477	398

Changes in non-cash working capital:

Accounts receivable	1,243	7,058	(34,720)	(19,542)

Inventory	2,486	7,028	7,470	(1,862)

Advances against auction contracts	3,168	1,942	(35)	599

Prepaid expenses and deposits	(986)	(1,234)	(703)	(905)

Auction proceeds payable	7,573	(50,826)	103,037	55,895

Accounts payable and accrued liabilities	4,996	4,268	(8,072)	12

Income taxes recoverable	(1,521)	(3,966)	(1,333)	(2,895)

Other	92	(173)	(11)	(141)

	25,848	(27,617)	79,796	44,983

Financing Activities:

Issuance of share capital	1	1	1	1

Issuance of bank term loans	3,302	5,000	8,302	15,000

Repayment of bank term loans	(324)	84	(2,665)	(1,776)

Short-term debt	2,083	(6,694)	442	(4,448)

Funds committed for debt repayment	—	(3,250)	(3,714)	(3,250)

	5,062	(4,859)	2,366	5,527

Investing Activities:

Capital asset additions	(9,134)	(8,772)	(14,854)	(23,218)

Increase in cash and cash equivalents	21,776	(41,248)	67,308	27,292

Cash and cash equivalents, beginning of period	108,967	124,461	63,435	55,921

Cash and cash equivalents, end of period	$130,743	$83,213	$130,743	$83,213

Supplemental disclosure of cash flow information

Interest paid	$1,385	$1,135	$2,729	$1,881

Income taxes paid	$6,678	$6,340	$7,554	$7,002

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2001
(Information as at June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 is unaudited)

1.   Significant accounting policies:

(a) Basis of presentation:

      These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”).

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences between Canadian and United States generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the December 31, 2000 audited consolidated financial statements. Except as indicated in note 2, the accounting policies applied by the Company in these interim financial statements are consistent with those applied in the December 31, 2000 annual consolidated financial statements.

(b) Comparative figures:

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

      Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results to be expected for other interim periods or the full year.

2.   Change in accounting policy:

      Effective January 1, 2001 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3500 regarding earnings per share. The new standard requires the use of the treasury stock method instead of the current imputed earnings approach to calculate diluted earnings per share. This change was given retroactive application resulting in an increase of diluted net income per share, for the six month period ended June 30, 2000, to $0.58 from $0.57.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2001
(Information as at June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 is unaudited)

3.   Capital assets

      Capital assets at June 30, 2001 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Land and buildings under development	$17,929	$—	$17,929

Land and improvements	64,216	1,861	62,355

Buildings	64,720	6,231	58,489

Automotive equipment	8,208	2,705	5,503

Computer equipment	3,231	1,738	1,493

Computer software	2,555	983	1,572

Yard equipment	4,616	2,069	2,547

Office equipment	3,584	1,852	1,732

Leasehold improvements	737	258	479

	$169,796	$17,697	$152,099

      Capital assets at December 31, 2000 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Land and buildings under development	$13,854	$—	$13,854

Land and improvements	62,291	1,755	60,536

Buildings	58,639	5,011	53,628

Automotive equipment	7,821	2,839	4,982

Computer equipment	2,942	1,531	1,411

Computer software	2,261	621	1,640

Yard equipment	4,317	1,802	2,515

Office equipment	3,421	1,685	1,736

Leasehold improvements	520	201	319

	$156,066	$15,445	$140,621

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2001
(Information as at June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 is unaudited)

4.	Bank term loans:

	June 30,	December 31,
	2001	2000

Term loan, unsecured, with $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	31,500	33,250

Term loan, unsecured, of CAD $10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in December, 2004	6,605	6,669

Term loan, unsecured, of CAD $5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in June 2004	3,302	—

Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000

Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	5,000

Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,750	5,000

Term loan, unsecured, of $5 million bearing interest at 7.35%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	5,000	5,000

Term loan, unsecured of $5 million bearing interest at 7.0% due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund) with the final payment occurring in 2006	5,000	—

Term loan of AUD $2.7 million, secured by deeds of trust on specific property, with $1.7 million bearing interest at 6.5% and $1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD $75,000, including interest, with final payment occurring in 2010	1,135	1,321

Term loan of NLG 9.6 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of NLG 125,000 including interest, with the final payment occurring in 2013	$3,413	$3,890

	70,205	65,130

Current portion	7,988	7,309

	$62,217	$57,821

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2001
(Information as at June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 is unaudited)

5.	Share capital:

(a)	Shares issued

Issued and outstanding, December 31, 2000	16,748,563

For cash, pursuant to stock options exercised	15,466

Issued and outstanding, June 30, 2001	16,764,029

(b)	Options

	Number of
	Options	Exercise Price

Outstanding, December 31, 2000	241,636	$0.10 - 38.625

Granted	147,750	23.350

Exercised	(15,466)	0.10

Outstanding, June 30, 2001	373,920	$0.10 - 38.625

      The options outstanding at June 30, 2001 expire from dates ranging to January 31, 2011.

(c)	Net income per share

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net income per share, June 30, 2001	$9,413,000	16,756,755	$0.56
Effect of dilutive securities

Stock options		105,014

Diluted net income per share, June 30, 2001	$9,413,000	16,861,769	$0.56

      As at June 30, 2001, the Company had 102,000 stock options outstanding with exercise prices ranging from $26.63 to $38.62 which were not included in the computation of diluted net income per share because the options’ exercise price was greater than the average market price of the Company’s shares for the period ended June 30, 2001.

(d)	Warrants

Outstanding, December 31, 2000	400,000

Outstanding, June 30, 2001	NIL

      The warrants expired on April 1, 2001.

6.	Other:

          Consolidated statements of comprehensive net income

	Six months ended
	June 30,

	2001	2000

Net income	$9,413	$9,718
Other comprehensive income adjustments

Foreign currency translation	760	(1,866)

Comprehensive net income in accordance with United States GAAP	$10,173	$7,852

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the six months ended June 30, 2001 compared to the six months ended June 30, 2000. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company’s Annual Report and Report on Form 40-F for the year ended December 31, 2000. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between Canadian and United States generally accepted accounting principles. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment. At June 30, 2001, the Company operated from over 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

      During the first six months of 2001, the Company held its largest auction sale ever conducted in North America at Ocala, Florida generating gross auction sales of more than $52 million. The Company also opened a new permanent auction site in North East Maryland, replacing an existing regional auction unit.

Results of Operations

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

Auction Revenues

      Auction revenues of $60.5 million for the six months ended June 30, 2001 increased by $4.1 million, or 7.3%, from the comparable period in 2000 due to increased auction sales and a higher average auction revenue rate. Gross auction sales of $663.7 million for the six months ended June 30, 2001 increased $20.4 million or 3.2% from the comparable period in the prior year primarily as a result of increased gross auction sales in Canada, the United States and the United Arab Emirates partially offset by decreased gross auction sales in Europe and Singapore. Results for 2001 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. In the first half of 2001 the auction revenue rate of 9.11% was higher than the long-term average and higher than the 8.76% rate experienced in the comparable period of 2000. Auction revenues as a percentage of gross auction sales have averaged approximately 8.8% on a long-term basis. The Company’s expectations with respect to the long-term average auction revenue rate remain unchanged.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $9.8 million for the six months ended June 30, 2001 increased by $0.5 million compared to the six months ended June 30, 2000 due to increased auction activity generated by the company in 2001. As a percentage of gross auction sales, direct expenses were 1.47% for the six months ending June 30, 2001, consistent with the 1.44% experienced in the first six months of 2000. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average approximately 1.5% over the course of a full year.

Depreciation and Amortization Expense

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of a business acquisition in 1999. In the six-month period ended June 30, 2001, depreciation and amortization expense was $4.3 million, compared to $3.7 million in the comparable 2000 period. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. However, goodwill amortization will cease effective January 1, 2002. See “Recent Accounting Pronouncements” below.

General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the six months ended June 30, 2001, the Company incurred G&A of $28.9 million, as compared to $28.0 million for the comparable six-month period in 2000. This increase is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, as well as costs related to the operation of new permanent auction sites.

Income from Operations

      Income from operations was $17.6 million in the six months ended June 30, 2001 compared to $15.3 million in 2000. The increase is primarily the result of an increase in auction revenues in the first six months of 2001.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the six months ended June 30, 2001 was $2.0 million, compared to $1.7 million incurred in the six months ended June 30, 2000. The increase resulted primarily from debt incurred to finance the development of additional permanent auction sites. During the period, the Company capitalized $0.8 million (2000 — $0.5) of interest related to properties under development during the period. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites. See “— Overview” and “Liquidity and Capital Resources.”

Other Income

      Other income arises primarily from equipment appraisals performed by the Company offset by related expenses, and other miscellaneous sources. Other income for the six months ended June 30, 2001 of $0.6 million did not change significantly from the comparable 2000 period.

Income Taxes

      Income taxes of $6.7 million for the six months ended June 30, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 41.6% is higher than the 31.7% rate the Company experienced in the comparable 2000 period due to a one-time charge of $2 million for withholding taxes paid on intercompany dividend. Excluding this one-time charge, the effective tax rate was 29.2%, lower than the rate experienced by the Company in the comparable 2000 period, due to the different jurisdictions in which the Company operates and earns its income.

Results of Operations

Three Months Ended June 30, 2001 Compared to Three Months Ended June 30, 2000

Auction Revenues

      Auction revenues of $35.0 million for the three months ended June 30, 2001 increased by $5.5 million, or 18.4%, from the comparable period in 2000 due to increased gross auction sales and a higher average percentage of auction revenues earned on gross auction sales. Gross auction sales of $374.0 million for the three months ended June 30, 2001 increased $20.6 million, or 5.8%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in Canada, and the United Arab Emirates. Results for the second quarter of 2001 included significant auctions in Fort Worth, Texas; and in the Port of Moerdijk, The Netherlands. Auction revenues as a percentage of gross auction sales were 9.37% in the three months ended June 30, 2001 compared to 8.37% in the comparable 2000 period and a long-term average of 8.8%.

Direct Expenses

      Direct expenses of $5.9 million for the three months ended June 30, 2001 increased by $0.5 million compared to the comparable 2000 period. As a percentage of gross auction sales, direct expenses were 1.57% for the three months ending June 30, 2001, marginally higher than the 1.52% experienced during the 2000 period. Direct expenses are expected to fluctuate slightly based on the size and location of auctions held each period.

Depreciation and Amortization Expense

      In the three-month period ended June 30, 2001, depreciation and amortization expense was 2.2 million, compared to $2.0 million in the comparable 2000 period. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year.

General and Administrative Expense

      For the three months ended June 30, 2001, the Company incurred G&A of $14.3 million, as compared to $13.0 million for the comparable three-month period in 2000. This increase in expenses is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, as well as costs related to the operation of new permanent auction sites.

Income from Operations

      Income from operations was $12.6 million in the three months ended June 30, 2001 compared to $9.3 million in 2000. The increase is primarily the result of increased gross auction sales and a higher average percentage of auction revenues earned on gross auction sales.

Interest Expense

      Interest expense for the three months ended June 30, 2001 was $1.1 million, compared to $0.9 million incurred in the three months ended June 30, 2000. The increase resulted primarily from increased debt incurred over the past year to finance the development of additional permanent auction sites. This increase was partially offset by the capitalization of $0.4 million (2000 — $0.2) of interest related to properties under development during the period.

Other Income

      Other income for the three months ended June 30, 2001 of $0.2 million did not change significantly from the comparable 2000 period.

Income Taxes

      Income taxes of $5.4 million for the three months ended June 30, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 46.0% is higher than the 29.0% rate the Company experienced in the comparable 2000 period primarily due to a one-time charge of $2 million for withholding taxes on intercompany dividend revenue. Excluding this one-time charge, the effective tax rate was 29.0%, consistent with the rate experienced by the Company in the comparable 2000 period.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At June 30, 2001, working capital including cash was $28.8 million, compared to $30.9 million at December 31, 2000.

      Net capital expenditures by the Company during the six months ended June 30, 2001 were $14.9 million as compared to $23.2 million for the six months ended June 30, 2000. In the 2001 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $96.7 million and to credit lines for funding property acquisitions of approximately $91.0 million. At June 30, 2001, bank debt relating to operations totaled $2.5 million, and bank debt related to property acquisitions and a business acquisition totaled $70.2 million, leaving net credit lines of $94.2 million available for operations and $20.8 million available for property acquisitions. See “— Overview”.

Recent Accounting Pronouncements

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have announced new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill, will cease amortizing goodwill commencing January 1, 2002. Instead the carrying value of goodwill will be subject to a regular test for impairment. Amortization expense on goodwill recognized to June 30, 2001 is set out on the consolidated statements of income.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual report for 2000 filed on Form 40-F on March 23, 2001. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Number
Description
*3.1	Articles of Amalgamation, as amended
*3.2	By-laws
*4.1	Form of common share certificate
4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)
4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)
*10.1	1997 Stock Option Plan, as amended
*10.2	Form of Indemnity Agreement for directors and officers
**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties
**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association.

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date August 10, 2001	By /s/ ROBERT S. ARMSTRONG Robert S. Armstrong, Corporate Secretary